UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                    -----------------------------------------


                           ARIAD PHARMACEUTICALS, INC.
                    -----------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                    04033A100
                                  -------------
                                 (CUSIP Number)

                                 August 27, 1998
                                -----------------
             (Date of Event Which Requires Filing of the Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

                                  SCHEDULE 13G

CUSIP No.04033A100                                           Page 2 of 12  Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         OO (see Item 3 below)

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                         |_|
--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       1,455,000
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         1,455,000

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,455,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.6%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.04033A100                                           Page 3 of 12  Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Aries Domestic Fund, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         OO (see Item 3 below)

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                         |_|
--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       429,300
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         429,300

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         429,300
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         1.9%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.04033A100                                           Page 4 of 12  Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Aries Trust
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         OO (see Item 3 below)

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                         |_|
--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       1,025,700
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)     SHARED DISPOSITIVE POWER
         WITH                         1,025,700

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,025,700
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         4.7%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         00 (see Item 2)
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No.04033A100                                           Page 5 of 12  Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS*
         OO (see Item 3 below)

--------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)
                                                         |_|
--------------------------------------------------------------------------------

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      None
         NUMBER                -------------------------------------------------
         OF                    8)     SHARED VOTING POWER
         SHARES                       1,455,000
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              9)     SOLE DISPOSITIVE POWER
         EACH                         None
         REPORTING             -------------------------------------------------
         PERSON                10)    SHARED DISPOSITIVE POWER
         WITH                         1,455,000

--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,455,000
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.6%

--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*
         IN (see Item 2)

--------------------------------------------------------------------------------

Item 1.

         (a)        Name of Issuer:

                    Ariad Pharmaceuticals, Inc.

         (b)        Address of Issuer's Principal Executive Offices:

                    Ariad Pharmaceuticals, Inc.
                    26 Lansdowne St.
                    Cambridge, MA 02139-4234
                    617-494-0400

Item 2.

         (a)        Name of Person Filing:

                    This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Fund, a Class of the Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

                    Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole shareholder of Paramount Capital, a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic, a limited partnership incorporated in Delaware, and is the Investment Manager to Aries Trust, a Cayman Islands Trust.

         (b)        Address of Principal Business Office or, if None, Residence:

                    Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

         (c)        Citizen:

                    Dr. Rosenwald is a citizen of the United States.

         (d)        Title of Class of Securities:

                    Common Stock, $0.001 par value ("shares").

         (e)        CUSIP#:

                    04033A100

Item 3. Check the box if this statement is filed pursuant to Rule 13d-1(c) [x]

Item 4. Ownership:

     For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

Item 5. Ownership of Five Percent or Less of a Class:

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company:

     Not applicable.

Item 8. Identification and Classification of Members of the Group:

     Not applicable.

Item 9. Notice of Dissolution of Group:

     Not applicable.

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Material to be Filed as Exhibits:

Exhibit A -       Copy of an  Agreement  between  Dr.  Rosenwald,  Paramount
                  Capital, Aries Domestic and Aries Trust to file this Statement on Schedule 13G on behalf of each of them.

Exhibit B -       List of  executive  officers  and  directors  of Paramount
                  Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -       List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -       List of executive  officers  and  directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 28, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                          General Partner

Dated:   September 28, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:   September 28, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


Dated:   September 28, 1998
         New York, New York           By: /s/ Lindsay A. Rosenwald, M.D.
                                      ----------------------------------
                                              Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G



         The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Ariad Pharmaceuticals, Inc., and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.


                                    PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                        ------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                    ARIES DOMESTIC FUND, L.P.
                                    By: Paramount Capital Asset Management, Inc.
                                          General Partner

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


                                    THE ARIES TRUST
                                    By: Paramount Capital Asset Management, Inc.
                                        Investment Manager

Dated:   September 25, 1998
         New York, New York         By: /s/ Lindsay A. Rosenwald, M.D.
                                    ----------------------------------
                                            Lindsay A. Rosenwald, M.D.
                                            President


Dated:   September 25, 1998
         New York, New York           By: /s/ Lindsay A. Rosenwald, M.D.
                                      ----------------------------------
                                              Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

         The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                             PRINCIPAL OCCUPATION
         NAME                OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.   Chairman of the Board of Paramount Capital Asset
                             Management, Inc., Paramount Capital Investments
                             LLC and Paramount Capital, Inc.

Mark C. Rogers, M.D.         President of Paramount Capital Asset Management,
                             Inc., Paramount Capital Investments LLC and
                             Paramount Capital, Inc.

Peter Morgan Kash            Director of Paramount Capital Asset Management,
                             Inc., Inc., Senior Managing Director, Paramount
                             Capital, Inc.

Dr. Yuichi Iwaki             Director of Paramount Capital Asset Management,
                             Inc., Inc., Professor, University of Southern Cali-fornia School of Medicine


Item 2.

         During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

         The name and principal occupation or employment of the General Partner of Aries Domestic, which is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

                                                      PRINCIPAL OCCUPATION
         NAME                                         OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     General Partner; Investment Manager

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

         The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                                   PRINCIPAL OCCUPATION
         NAME                                         OR EMPLOYMENT

Paramount Capital Asset Management, Inc.           Investment Manager

MeesPierson (Cayman) Limited                                Trustee
P.O. Box 2003
British American Centre
Phase 3, Dr. Roy's Drive
George Town, Grand Cayman

         Exhibit B is hereby incorporated by reference.

Item 2.

         During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

         Please refer to Items 3-6 herein reporting the beneficial ownership.